EXHIBIT (d)(2)


                                LICT Corporation
                            Sunshine PCS Corporation
                 Purchase/Sale of LICT's North Dakota Operations
                             Non-Binding Term Sheet
                                 April 30, 2009


LICT's North        LICT Corporation ("LICT"), through intermediate holding
Dakota Operation    companies, owns two telecommunications operations in
                    southeast North Dakota: Inter-Community Telephone Company,
                    L.L.C. ("Inter-Community"), and Valley Communications
                    Corporation ("Valley"). Lynch Telephone II, L.L.C.
                    ("Telephone II") is a holding company and the immediate parent of Inter-Community and Valley, and owns 100% of their outstanding capital stock. Lynch Telephone North L.L.C. owns
                    100% of the outstanding capital stock of Telephone II.

Sunshine PCS        Sunshine PCS Corporation ("Sunshine") is an SEC registered
Corporation         shell company that is in the process of doing a reverse
                    stock split, bringing the total number of its shareholders below 300 and then filing a Form 15 to suspend its reporting requirements under the '34 Act.

Transaction         LICT would sell all of the capital stock of Telephone II to
                    Sunshine in consideration for newly issued shares of Sunshine. The number of shares to be issued by Sunshine will be based on the relative valuations of each company, Telephone II and Sunshine, at the time of the Closing, currently estimated at approximately 96%. At the time of the Closing, it is anticipated that Telephone will have approximately $7.0 million of debt.

Valuation           The valuation of Lynch Telephone II, L.L.C. ("Telephone",
                    including the operations of Inter-Community Telephone
                    Company, L.L.C. and Valley Communications Corporation) will be based on valuation techniques using accepted industry multiples of EBITDA (earnings before interest, taxes, depreciation and amortization) plus cash, cash equivalents, and other liquid investments on hand less debt incurred. At the time of the Closing, it is anticipated that Telephone will have approximately $7.0 million of debt. With regard to the investments in DCN and the North Dakota RSA's the same methodology will be used to value the operations and those amounts will be multiplied times the percentage ownership of those entities. The valuation of Sunshine will be based on cash on hand. For purposes of computing the net Sunshine shares to be issued to LICT in exchange for the Telephone shares, at the timing of the closing, Sunshine cash will be divided by the number of Sunshine shares then outstanding to compute a Sunshine Value Per Share. The value of Telephone, at the time of closing and computed as described above will be divided by the Sunshine Value Per Share.

Agreement           Transaction will be subject to a negotiated Purchase and
                    Sale Agreement, containing customary representations and warranties, to be negotiated and finalized, and subject to the approval of the LICT and Sunshine Boards of Directors.

Closing Closing to occur as soon as practical after the Agreement has been finalized and approved by the LICT and Sunshine Boards of Directors and any required regulatory and governmental approvals are obtained.